UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 26, 2011

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-169119) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-153723, 333-167232 AND 333-173899) AND FORM F-3 (333-173886) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The following information is hereby incorporated into the registration statements referred to above:

Devonshire Trust (“Devonshire”)

On 13 January 2009, Barclays Bank PLC commenced an action in the Ontario Superior Court seeking an order that its early terminations earlier that day of two credit default swaps under an ISDA Master Agreement with Devonshire, an asset-backed commercial paper conduit trust, were valid. On the same day, Devonshire purported to terminate the swaps on the ground that Barclays Bank PLC had failed to provide liquidity support to Devonshire’s commercial paper when required to do so. On 7 September 2011, the court ruled that Barclays Bank PLC’s early terminations were invalid, Devonshire’s early terminations were valid and, consequently, Devonshire was entitled to receive back from Barclays Bank PLC cash collateral of approximately C$533 million together with accrued interest thereon. Barclays Bank PLC will be appealing the court’s decision.

US Federal Housing Finance Agency (“FHFA”) and other residential mortgage-backed securities (“RMBS”) litigation

The FHFA, acting as conservator for two U.S. government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, the “GSEs”), has filed lawsuits against 17 financial institutions in connection with the GSEs’ purchases of RMBS. The lawsuits allege, among other things, that offering materials pursuant to which the GSEs purchased the RMBS contained materially false and misleading statements and/or omissions regarding the residential mortgages that funded the securities. Barclays Bank PLC and/or certain of its affiliates or former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS in which Barclays Capital Inc. (“BCI”) was lead or co-lead underwriter. Both complaints demand, among other things, (1) rescission and recovery of the consideration paid for the RMBS and (2) recovery for the GSEs’ alleged monetary losses arising out of their ownership of the RMBS. The complaints are similar to other civil actions previously filed against Barclays Bank PLC and/or certain of its affiliates by other plaintiffs, including the Federal Home Loan Bank of Seattle, Federal Home Loan Bank of Boston, Federal Home Loan Bank of Chicago and Cambridge Place Investment Management, Inc., relating to their purchases of RMBS. Barclays Bank PLC considers that the claims against it are without merit and intends to defend them vigorously. As at the date hereof, it was not possible to provide a meaningful estimate of the Barclays Bank PLCs possible loss in relation to these matters, including the effect that they might have upon operating results in any particular financial period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC

(Registrant)

Date: October 26, 2011	By:	/s/ Marie Smith
Name: Marie Smith

Title: Assistant Secretary

BARCLAYS BANK PLC

(Registrant)

Date: October 26, 2011	By:	/s/ Marie Smith
Name: Marie Smith

Title: Assistant Secretary